Filed by Mangoceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nuclea Energy Inc.

Commission File No.: 001-41615

Nuclea Energy, Enters into Definitive Agreement to Acquire Moltex Energy’s Advanced Nuclear Technology Assets

The acquisition of Moltex brings over a decade of advanced nuclear R&D, backed by more than C$96 million in private investment and public funding from Canada and the U.S. Department of Energy.

Asset-led transaction to add intellectual property and development materials related principally to the SSR-W advanced reactor and WATSS spent nuclear fuel recycling technologies.

MISSISSAUGA, Ontario – August 13, 2026 – Nuclea Energy Inc. (“Nuclea” or the “Company”), an advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, factory-built micro-modular reactor, today announces that its wholly owned subsidiary, Nuclea Energy Canada Inc. (“Nuclea Canada”), has entered into a definitive agreement with Moltex Energy Limited (“Moltex”) – currently in administration – and its joint administrators to acquire advanced nuclear technology assets across its molten salt reactor and nuclear fuel recycling portfolio.

The target portfolio has been developed over more than a decade, backed by over C$96 million in funding from private investment, Canadian public programs, and the U.S. Department of Energy. Contributors include the Province of New Brunswick, the Government of Canada’s Strategic Innovation Fund, the Atlantic Canada Opportunities Agency, and the U.S. Department of Energy through ARPA-E programs. Moltex’s SSR-W reactor completed Phase 1 of the Canadian Nuclear Safety Commission’s Vendor Design Review program, and WATSS advanced under a Service Level Agreement with the Canadian Nuclear Safety Commission. The technologies were developed in collaboration with partners including Ontario Power Generation, CANDU Energy Inc. (now part of AtkinsRéalis), Argonne National Laboratory, Oak Ridge National Laboratory and the Electric Power Research Institute.

The transaction is structured principally as an acquisition of assets. The target portfolio is expected to include technology and development materials associated principally with Moltex’s Stable Salt Reactor–Wasteburner (SSR-W), an advanced molten salt fast reactor, and its next-generation Waste To Stable Salt (WATSS) spent nuclear fuel recycling process, together with an extensive patent portfolio of 80 patents across 9 patent families in advanced nuclear technology – including nuclear fuel, reactor, chemistry and materials – as well as 9 pending patents on the fuel recycling process.

“We believe the nuclear sector is entering a sustained period of strategic investment driven by the increasing competition in nuclear developments between east and west, energy security, grid reliability, industrial electrification and growing demand for large volumes of dependable, low-carbon power driven by the new digital age,” said Josef Freundorfer, Nuclea’s Chief Executive Officer. “This agreement is designed to broaden Nuclea’s position within the nuclear sector by adding a pair of advanced reactor designs and nuclear fuel-cycle technology that are complementary to our Morpheus microreactor. Importantly, this is an asset-led transaction at what we believe is a disciplined entry point, with future capital deployment governed by clearly defined technical, regulatory and commercial milestones.”

Under the agreement, Nuclea Energy Canada will satisfy the purchase price entirely in cash, exclusive of any applicable value-added tax and subject to a downward adjustment for certain defined external debts.

Expanding Nuclea’s Advanced Nuclear Technology Platform

Nuclea’s Morpheus microreactor is being designed as a compact, transportable and factory-fabricated microreactor platform for applications requiring secure and reliable power, including data centers, industrial facilities, defense infrastructure, mining operations, and remote communities.

The proposed Moltex asset acquisition would extend Nuclea’s technology portfolio into advanced modular and potentially grid-scale nuclear generation, as well as spent-fuel recycling. These include:

●	SSR-W, a fast-spectrum advanced reactor designed for 300-500 MWe of power output, using recycled nuclear material as a fuel salt. Rather than many molten salt reactors, where the fuel salt flows through the core, SSR-W’s fuel salts are held within fuel pins, similar to how conventional reactors use solid fuel.

Figure 1 – Rendition of Stable Salt Reactor-Wasteburner (SSR-W) by Moltex

●	WATSS, a used-fuel recycling process under development that is intended to produce fuel suitable for use in various advanced reactors, including the SSR-W. The process was recently demonstrated with success using real used nuclear fuel at Canadian Nuclear Laboratories.

Figure 2 – Safe handling of radioactive material using remote manipulators and a shielded “hot cell” at Canadian Nuclear Laboratories

●	FLEX reactor, a thermal spectrum, graphite-moderated advanced reactor. It is fueled by commercially available low enriched uranium used in a fuel salt form, contained within fuel pins, with an output temperature of 750°C.

Figure 3 – Rendition of MoltexFLEX reactor

All technologies remain under development and will require significant additional engineering, regulatory work, testing and capital before any potential commercial deployment.

Originally developed by Moltex beginning in 2012, the target portfolio has been advanced across the United States, Canada and the United Kingdom. In 2018, Moltex established its primary operations in New Brunswick under arrangements with NB Power and the Province of New Brunswick, including work supporting the potential future deployment of SSR-W and WATSS at the Point Lepreau nuclear site, subject to applicable regulatory approvals, project agreements and funding.

Positioning Nuclea for Long-Term Value Creation

If completed, the transaction would provide Nuclea with potential long-term development exposure across three complementary areas of the advanced nuclear sector:

●	Transportable and distributed power through the Morpheus Microreactor;

●	Advanced modular on-grid power generation through SSR-W and FLEX reactors; and

●	Spent-fuel recycling and nuclear fuel-cycle technology through WATSS and SSR-W.

Nuclea believes this broader portfolio could create long-term strategic value by providing multiple pathways into the expanding advanced nuclear market while allowing the Company to stage capital deployment according to the maturity and commercial potential of each technology.

Transaction Terms and Closing Conditions

The transaction is being conducted as a sale by Moltex while it is in administration. The assets are therefore being acquired on an “as is” basis, with limited warranties from the seller and administrators.

Completion of the transaction remains subject to the satisfaction or waiver of closing conditions set forth in the definitive agreement, including applicable review under the United Kingdom’s National Security and Investment Act. Nuclea has already obtained certain required Canadian governmental and program-related consents, including from the Strategic Innovation Fund and the Atlantic Canada Opportunities Agency.

The agreement provides for a longstop date three months following signing, unless extended by written agreement of the parties. There can be no assurance that the closing conditions will be satisfied or waived, that all contemplated assets and rights will be successfully transferred, or that the transaction will be completed on the terms or within the timeframe currently contemplated.

About Nuclea Energy Inc.

Nuclea Energy Inc. is an advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, graphite-moderated micro-modular reactor designed to be factory-built, transportable and scalable from approximately 3.5 MWe to 50 MWe. Nuclea is targeting applications across data centers, defense installations, remote industrial operations and off-grid communities. For more information, visit www.nuclea.energy. Information on Nuclea’s website is not incorporated in this press release.

Recent Corporate Milestone: Definitive Business Combination Agreement with Mangoceuticals, Inc.

On July 30, 2026, Nuclea entered into a definitive business combination agreement with Mangoceuticals, Inc. (NASDAQ: MGRX) (“Mangoceuticals”).

The proposed business combination is intended to provide Nuclea with a path to a Nasdaq public listing, broadening its access to the capital markets to fund the continued development, licensing, and commercialization of its advanced nuclear technologies at a time when demand for consistent baseload electricity is accelerating.

Completion of the business combination remains subject to customary closing conditions, including the receipt of required stockholder and regulatory approvals.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the proposed acquisition of Moltex assets; the anticipated assets, intellectual property, shares and rights to be acquired; the purchase price, working-capital funding and related transaction obligations; the satisfaction or waiver of closing conditions; the anticipated timing and completion of the Moltex acquisition; the intended role and operation of Nuclea after the Moltex acquisition is completed; the preservation, assessment and potential development of SSR-W and WATSS; the relationship between the acquired technologies and the Morpheus program; the anticipated nuclear-sector growth; the potential markets and applications; the future regulatory, engineering and commercial activities; the potential strategic partnerships; and future capital-allocation decisions.

Forward-looking statements also include statements concerning the proposed business combination between Nuclea and Mangoceuticals; the anticipated structure, timing and completion of the proposed business combination; the satisfaction or waiver of closing conditions; the potential Nasdaq listing of the combined company; the receipt of required stockholder, regulatory and other approvals; and the anticipated benefits of the proposed business combination.

Forward-looking statements are based on management’s current expectations, estimates, assumptions and projections and are subject to significant risks and uncertainties that could cause actual results, performance or developments to differ materially from those expressed or implied. These risks and uncertainties include, among others, the possibility that either transaction may not be completed on the anticipated terms or at all; delays or failures in obtaining governmental, regulatory, export-control, stockholder or third-party approvals; changes to the assets, shares or rights ultimately transferred; uncertainties regarding the ownership, title, validity, transferability, assignability, enforceability, maintenance or commercial value of intellectual property and other assets; limitations resulting from the administration-sale process and the absence of customary seller warranties; liabilities associated with the acquired entities; difficulties preserving or integrating technical information and institutional knowledge; technical and engineering challenges; regulatory delays; funding requirements; cost overruns; changes in governmental policies or nuclear energy markets; competition; the ability of Nuclea and Mangoceuticals to satisfy the closing conditions applicable to their proposed business combination, the ability of Nuclea and Moltex to satisfy the closing conditions applicable to the acquisition agreement potential changes to the structure or terms of the proposed business combination; and Nuclea’s ability to obtain sufficient capital to fund the Moltex acquisition and advance its development programs.

The SSR-W, WATSS and Morpheus technologies remain under development. None has been approved for construction, operation or commercial deployment by any nuclear regulatory authority. There can be no assurance that any of these technologies will successfully complete development, obtain regulatory approval or achieve commercial deployment.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this release, and Nuclea undertakes no obligation to update them except as required by applicable law.

Additional Information

In connection with the proposed business combination between Nuclea and Mangoceuticals, Mangoceuticals intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 containing a prospectus, and a proxy statement relating to the proposed business combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NUCLEA, MANGOCEUTICALS AND THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of the prospectus, the proxy statement and other documents filed with the SEC, when available, free of charge through the website maintained by the SEC at the SEC’s website at http://www.sec.gov or by directing a written request to Mangoceuticals at investors@mangorx.com or Nuclea at ir@nuclea.energy.

Participants in the Solicitation

Mangoceuticals, Nuclea and their respective directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Mangoceuticals’ stockholders in connection with the proposed business combination.

Information regarding Mangoceuticals’ directors and executive officers is contained in Mangoceuticals’ filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests in the proposed business combination will be included in the proxy statement and other relevant documents filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to purchase any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Investor Contact:

Nuclea Energy Inc.

CORE IR

ir@nuclea.energy

(437) 784-1600